Alpha Tau Medical Ltd.

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

January 11, 2022

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tracie Mariner
Daniel Gordon
David Gessert
Irene Paik

Re:	Alpha Tau Medical Ltd.
Registration Statement on Form F-4 (File No. 333-258915)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-4, as amended (File No. 333-258915) (the “Registration Statement”) of Alpha Tau Medical Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 12, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.

Thank you for your assistance in this matter.

Very truly yours,

Alpha Tau Medical Ltd.

By:	/s/ Raphi Levy
Name:	Raphi Levy
Title:	Chief Financial Officer

cc:	(via email)

Uzi Sofer, Chief Executive Officer, Alpha Tau Medical Ltd.
Nathan Ajiashvili, Latham & Watkins LLP
Joshua G. Kiernan, Latham & Watkins LLP
Eyal Orgad, Latham & Watkins LLP
Michael J. Rosenberg, Latham & Watkins LLP